OFFER BY LIBERTY BANCORP, INC. TO PURCHASE FOR CASH
ALL SHARES OF ITS COMMON STOCK HELD BY HOLDERS OF 99
OR FEWER SHARES FOR A PURCHASE PRICE OF
$15.00 PER SHARE

This Offer to Purchase will expire at 5:00 p.m. Eastern time on November 20, 2009, unless the Offer is extended or earlier terminated.

INTRODUCTION

Liberty Bancorp, Inc. (the “Company,” “us,” “we,” “our,” or “ours”) is offering to purchase all shares of our common stock held by our shareholders who owned 99 or fewer shares as of the close of business on September 22, 2009 and to continue to do so during the offering upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the “Offer”). If a shareholder owned more than 99 shares of the Company’s common stock as of the close of business on September 22, 2009, he or she is not eligible to participate in this Offer.  The Offer is conditioned, as to each eligible shareholder, upon that shareholder tendering to the Company all of the shares of common stock held by the shareholder. Partial tenders will not be accepted.

The Company is offering to purchase these shares of common stock at $15.00 per share in cash. This price represents a $6.65, or 79.6%, premium over the last share sales price of our common stock ($8.35) as reported on the Nasdaq Capital Market on the last trade prior to the close of business on September 22, 2009, the record date. This price also represents a $7.91, or 111.56%, premium over the last share sales price of our common stock ($7.09) on the last trade prior to the close of business on October 8, 2009, which is the latest practicable date for which information was available prior to the mailing of this Offer to Purchase.  Also, if you are an eligible record shareholder and you tender your shares directly to the Company, you will not incur any sales commission or other charges. However, if you hold shares or tender shares through a broker, bank or other institution, you should consult with that broker, bank or institution to determine whether you are eligible to participate in the Offer and whether transaction costs are applicable.  In addition to the $15.00 per share price, we are offering a $50.00 bonus for all properly executed tender offers received prior to the expiration date of November 20, 2009.

The purpose of this Offer is to reduce the number of persons owning shares of the Company’s outstanding common stock.  If, after completion of this Offer, we have fewer than 300 shareholders of record, as calculated under the rules and regulations of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we expect that our Board of Directors will elect to deregister the Company’s common stock with the Securities and Exchange Commission (the “SEC”), which would result in the Company becoming a private company.  One result of the Company “going private” would be that we would no longer have to file periodic reports with the SEC, as required under the Exchange Act, including, among other reports, Annual Reports on Forms 10-K and Quarterly Reports on Forms 10-Q. In addition, the Company would not be subject to the SEC’s proxy rules. The Board of Directors estimates that this could result in a significant cost savings to the Company and allow management to better focus on the Company’s regular business activities. If this Offer does not result in a reduction of the number of shareholders necessary for the Company to deregister with the SEC, the Board of Directors may consider additional alternatives to achieve that result if it determines that deregistration of the Company’s common stock is in the Company’s best interests.  However, at this time, the Board of Directors has not determined whether it would elect to deregister the Company’s common stock if a sufficient number of shareholders were to tender their shares pursuant to this Offer so as to reduce the number of the Company’s shareholders of record to less than 300.

Any eligible shareholder who desires to tender all of his or her shares should either (i) complete and sign the Letter of Transmittal or a facsimile thereof, which is included with this Offer to Purchase, in accordance with the instructions to the Letter of Transmittal and mail or deliver it, along with the certificates for the shares tendered, as instructed, or (ii) request that his or her broker, dealer, commercial bank, trust company or nominee effect the transaction. An eligible shareholder who desires to tender his or her shares and whose certificates for such shares are not immediately available may tender his or her shares by following the procedure for guaranteed delivery set forth in the section of this Offer to Purchase entitled “Terms of the Offer—Procedure for Tendering Shares—Guaranteed Delivery.”

If you have any questions regarding this Offer or need additional copies of any of the Offer documents, you should contact Marc J. Weishaar, the Chief Financial Officer of the Company, who is serving as the Information Agent for this Offer, at Liberty Bancorp, Inc., 16 West Franklin, Liberty, Missouri 64068, (816) 792-6611 (telephone), (816) 781-6851 (facsimile).  You may also contact your own broker, dealer, commercial banker or trust company for assistance concerning this Offer. The Company’s principal executive office is located at 16 West Franklin, Liberty, Missouri 64068, and our telephone number is (816) 781-4822.

PLEASE READ THIS OFFER TO PURCHASE IN ITS ENTIRETY BEFORE MAKING AN
INVESTMENT DECISION

IMPORTANT NOTICE TO SHAREHOLDERS

Neither the SEC nor any state securities commission has approved or disapproved this Offer, passed upon the merits or fairness of this Offer or passed upon the adequacy or accuracy of the disclosure in this Offer to Purchase, and any reference to the contrary is a criminal offense. In addition, no person has been authorized to make any recommendation on behalf of the Company or the Board of Directors as to whether shareholders should tender shares pursuant to this Offer, except for the recommendation of our Board of Directors as set forth in the letter accompanying this Offer to Purchase from Brent M. Giles, our President and Chief Executive Officer, on behalf of the Board of Directors.  No other person has been authorized to give any information or to make any representation in connection with this Offer other than those contained in this Offer to Purchase or in the related Letter of Transmittal. If given or made, such recommendation and the other information and representations must not be relied upon as having been authorized by the Company or the Board of Directors.

SPECIAL CAUTIONARY NOTICE REGARDING
FORWARD-LOOKING STATEMENTS

This Offer to Purchase and the documents that have been incorporated herein by reference contain certain forward-looking statements and information with respect to the financial condition, results of operations, and business of the Company. These statements are not historical facts; rather, they are statements based on the Company’s current expectations regarding its business strategies, intended results and future performance.  Forward-looking statements are generally identified by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project” and similar expressions.

Management’s ability to predict results or the actual effect of future plans or strategies is inherently uncertain.  Factors which could have a material adverse effect on the operations of the Company and its subsidiary include, but are not limited to, changes in interest rates, national and regional economic conditions, legislative and regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality and composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in the Company’s market area, changes in real estate market values in the Company’s market area, changes in relevant accounting principles and guidelines and inability of third party service providers to perform.

These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.  Except as required by applicable law or regulations, the Company does not undertake, and specifically disclaims any obligation, to release publicly the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of the statements or to reflect the occurrence of anticipated or unanticipated events.

SUMMARY OF TERMS

This summary of terms, as well as the questions and answers that follow, highlight selected information included elsewhere in this Offer to Purchase. The summary is not intended to be complete and is qualified in its entirety by reference to the more detailed information appearing or incorporated by reference elsewhere in this Offer to Purchase. We encourage you to read the entire Offer to Purchase, as well as any information that has been incorporated herein by reference, before making a decision to tender your shares to us. All references to the “Company,” “we,” “us,” “our,” and “ours” refer to Liberty Bancorp, Inc. and its subsidiaries.

•
The Company is offering to purchase for cash all shares of our outstanding common stock held by shareholders who owned 99 or fewer shares as of the close of business on September 22, 2009, the record date.  If a shareholder owned more than 99 shares of the Company’s common stock as of the close of business on September 22, 2009, he or she is not eligible to participate in this Offer.  The information included in “Information About the Company—Summary Consolidated Financial Information,” “Additional Information” and “Incorporation of Certain Documents by Reference” in this Offer to Purchase is incorporated herein by reference.  Additional information regarding the terms of the Offer is set forth in “Terms of the Offer.”

•
This Offer is only available to those shareholders who owned of record or beneficially owned 99 or fewer shares on September 22, 2009, the record date.  If you owned more than 99 shares of the Company’s common stock as of the close of business on September 22, 2009, you are not eligible to participate in this Offer.

•
This Offer is voluntary. Eligible shareholders may, but are not required to, tender their shares. However, eligible shareholders who wish to accept this Offer must tender all of the shares they own. Partial tenders will not be accepted.

•
The purchase price we are offering is $15.00 per share. This price represents a $6.65, or 79.6%, premium over the last share sales price of our common stock ($8.35) as reported on the Nasdaq Capital Market prior to the close of business on September 22, 2009, the record date. This price also represents a $7.91, or 111.56%, premium over the last share sales price of our common stock ($7.09) on the last trade prior to the close of business on October 8, 2009, which is the latest practicable date for which information was available prior to the mailing of this Offer to Purchase.    In  addition, we are offering a $50.00 bonus for every eligible tender offer received prior to November 20, 2009.

•
Eligible shareholders who tender their shares directly to us will not incur any sales commission or other charges. If you hold or tender shares through a broker, bank or other institution, you should consult with the broker, bank or other institution to determine whether you are eligible to participate in this Offer and whether transaction costs are applicable.

•
The purchase price will be paid to you in cash. A check for the purchase price of your shares will be mailed to you promptly following the expiration of the Offer. We will not pay any interest on the purchase price during the period between when you tender your shares and the date you receive payment.

•
This Offer will expire at 5:00 p.m. Eastern time on November 20, 2009, unless we elect to extend it or terminate it at an earlier date. In order for your tender to be accepted by us, we must receive your tender offer documents prior to this time. We will make a public announcement if we decide to extend the tender offer. For more information, see “Terms of the Offer—Expiration and Extension of the Offer; Amendment.”

•
You may withdraw your tender of shares at any time up until the expiration of the Offer. See “Terms of the Offer—Withdrawal Rights.” If you elect to sell your shares to us pursuant to this Offer, you will no longer be a shareholder of the Company and will no longer have voting rights or the right to receive any dividends that may be declared after this Offer is completed.

•
The sale of your shares will be a taxable transaction for United States federal income tax purposes and may also be taxable for state and local income tax purposes as well. The $50.00 bonus will also be taxable.  See “Special Factors—Certain United States Federal Income Tax Consequences.” You should consult with your personal tax advisor before tendering your shares pursuant to this Offer.

•
If, after the completion of this Offer, the Company has fewer than 300 shareholders of record, we expect that our Board of Directors will elect to deregister our common stock under the Exchange Act, which would cause us to become a non-reporting private company. As a result, if we were to take this step, we would no longer file periodic reports with the SEC, including, among other reports, Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. In addition, we would no longer be subject to the SEC’s  proxy rules. However, we would expect to provide our shareholders with annual audited financial statements.  At this time, the Board of Directors has not determined whether it would elect to deregister the Company’s common stock if a sufficient number of shareholders were to tender their shares pursuant to this Offer so as to reduce the number of the Company’s shareholders of record to less than 300.

•
If our Board of Directors elects to deregister our common stock under the Exchange Act, our common stock would no longer be eligible for trading on the Nasdaq Capital Market. In such an event, we anticipate that our common stock may be quoted on the Pink Sheets Electronic Quotation System. However, we cannot predict whether or when this would occur or whether an active trading market would exist for our common stock after “going private.” As a result, it may be more difficult for remaining shareholders to sell their shares. See “Special Factors—Effects of Tender Offer.”

•
Since this Offer is voluntary, and the shares will be sold at a premium to the current market price, we have not engaged any person or entity to issue a “fairness” or similar opinion with respect to the Offer.

If you have any additional questions or need additional copies of any of these documents or documents containing information incorporated by reference, you may contact the Information Agent or talk with your broker.

QUESTIONS AND ANSWERS

Q:	Who Is Offering to Purchase My Shares?

A:	Liberty Bancorp, Inc. is offering to purchase shares of its common stock held by shareholders who owned 99 or fewer shares on the record date of September 22, 2009.

Q:	Am I Eligible to Participate in the Offer?

A:
You are eligible to tender your shares only if you owned 99 or fewer shares of common stock, regardless of whether you own your shares of record (i.e., in your own name) or beneficially (i.e., in “street name” held by a brokerage company account maintained by you). We reserve the right to make all determinations of who is eligible to participate in this Offer.

Q:	What Will the Company Pay Me for My Shares?

A:
We are offering to pay $15.00 per share of Company common stock, in cash, without interest. In addition, we are offering a $50.00 bonus to everyone that submits a properly executed tender offer prior to November 20, 2009.

Q:	Will I Have to Pay Brokerage Commissions?

A:
No, provided that you are a record shareholder and tender your shares directly to us. If you hold shares or tender shares through a broker, bank or other institution, you should consult with that party to determine whether you are eligible to participate in this Offer and whether any transaction costs will be incurred.

Q:	When Will I Receive My Money?

A:	Your check will be mailed promptly after the expiration of the Offer. Please allow sufficient time for the postal service to deliver your check.

Q:	Do I Have to Tender My Shares?

A:
No. This is a voluntary offer. You may elect to tender your shares or, in the alternative, hold your shares and maintain your rights as a shareholder, including the right to vote your shares and receive dividends.

Q:	Can I Tender Less Than All of My Shares?

A:	No. You must tender all of your shares if you wish to tender any of your shares. Partial tenders will not be accepted.

Q:	How Do I Tender My Shares?

A:
If you hold your shares “of record” (in your own name), you can tender your shares by completing and sending the enclosed Letter of Transmittal along with any other documents required by the Letter of Transmittal and your stock certificates to Registrar and Transfer Company (the “Depositary”) at the address listed on the enclosed Letter of Transmittal.

If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee (i.e., in “street name”), you should contact them if you desire to tender your shares.

If you cannot deliver your shares or other required documents prior to the expiration date of this Offer, you may tender your shares by delivering the Notice of Guaranteed Delivery followed by your certificates and other documents within three (3) business days.

You may also call the Depositary toll free at (800) 368-5948 or the Information Agent at (816) 792-6611 for additional information. See “Terms of Offer—Procedure for Tendering Shares” for more detailed instructions.

Q:	How Much Time Do I Have to Tender My Shares?

A:	You may tender your shares at any time until 5:00 p.m. Eastern time on November 20, 2009. We may extend the Offer or waive any unfulfilled condition in our sole discretion.

Q:	How Will I Be Notified if the Offer Is Extended?

A:
If the Offer is extended past November 20, 2009, we will make a public announcement of the new expiration date no later than 5:00 p.m. Eastern time on the next business day after the last previously scheduled or announced expiration date.

Q:	Can I Withdraw Previously Tendered Shares?

A:
You can withdraw tendered shares at any time prior to the November 20, 2009 expiration date. If this expiration is extended, you can withdraw tendered shares at any time prior to the new expiration date. You may also withdraw tendered shares which have not been accepted for payment within twenty (20) business days of the expiration or extension of the Offer.  Unaccepted shares will not be determined until after the expiration date. Therefore, a shareholder cannot withdraw “unaccepted shares” prior to the expiration date because they will be unknown.

Q:	How Do I Withdraw Previously Tendered Shares?

A:
You can withdraw shares that you have already tendered by sending timely notice of withdrawal to the Depositary at the address provided at the end of this Offer to Purchase and on the Letter of Transmittal.

Q:	What if I Have Lost My Stock Certificate?

A:
If you have lost any or all of your stock certificate(s) evidencing your shares of common stock of the Company, and you wish to participate in the Offer, please contact the Depositary at the address provided at end of this Offer to Purchase and on the Letter of Transmittal.

Q:	What Is the Company’s Purpose in Making This Offer?

A:
We are making the Offer in order to reduce the number of shareholders owning the Company’s outstanding common stock and thereby reduce expenses associated with printing and mailing annual proxy materials to shareholders.  Although no decision has been made at this time, if, after this Offer, the number of Company shareholders of record is less than 300, we expect that our Board of Directors will elect to deregister our common stock under the Exchange Act. If our Board of Directors were to make this election, we would no longer be subject to the SEC’s periodic reporting requirements or its proxy rules and regulations. In addition, we would no longer be subject to additional reporting and audit requirements adopted under the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) with respect to public companies. We anticipate that no longer being subject to public reporting requirements and other rules and regulations would result in significant cost savings for the Company and would permit management to better focus on the Company’s business opportunities. However, at this time, our Board of Directors has not determined whether it would elect to deregister the Company’s common stock if a sufficient number of shareholders were to tender their shares pursuant to this Offer so as to reduce the number of the Company’s shareholders of record to less than 300.  In addition, we believe that this Offer will provide an economical means for small holders of our common stock to sell at a premium to current prices without incurring brokerage commissions.

Q:	Will the Company Remain a Public Company After the Completion of This Offer?

A:
If this Offer results in the number of our shareholders of record falling below 300, we expect that our Board of Directors will elect to terminate the registration of our common stock under the Exchange Act. If, after the completion of this Offer, there are 300 or more shareholders of record remaining, the Company’s Board of Directors may consider other options to reduce the number of shareholders below 300 and deregister if the Board determines that deregistration is in the best interests of the Company. If the Company were to deregister its common stock under the Exchange Act, our common stock will not be eligible for listing on the Nasdaq Capital Market. In such an event, we anticipate that our common stock would be quoted on the Pink Sheets Electronic Quotation System, but we cannot predict whether or when this will occur or the liquidity of the market which will thereafter exist for our common stock. At this time, the Board of Directors has not determined whether it would elect to deregister the Company’s common stock if a sufficient number of shareholders were to tender their shares pursuant to this Offer so as to reduce the number of the Company’s shareholders of record to less than 300.

Q:	How Will the Company Pay for the Shares Offered?

A.
The Company will pay for any tendered shares out of its cash and liquid assets. The Company will not borrow any funds to pay for the purchase price of the tendered shares. We have sufficient paid in capital to pay for all shares of our common stock which are eligible to be tendered at the price offered.

Q:	Can the Company Amend the Terms of the Offer?

A.	Yes. The Company reserves the right, in its sole discretion, to amend the Offer in any respect. The Company will announce any amendment to the Offer by making a public announcement of the amendment.

Q:	Did the Board of Directors Receive Any Fairness Opinions or Similar Reports Regarding the Fairness of the Offer?

A:
No. The Board of Directors did not receive any opinions or reports from outside financial advisors because this is a voluntary offer for a limited number of shares at a premium above the last reported market price.

Q:	What Are the Federal Income Tax Consequences of Participating in the Offer?

A:
Generally, you will be subject to United States federal income taxation when you receive cash from the Company in exchange for the shares you tender and the $50.00 bonus, if applicable. Your tender of shares and receipt of the $50.00 bonus may also qualify as a taxable transaction for state, local, foreign and other tax purposes as well. Please consult with your personal tax advisor to determine the federal, state, local, and foreign tax consequences of sales made by you pursuant to the Offer in view of your own particular circumstances before tendering your shares. For more information, see “Special Factors—Certain United States Federal Income Tax Consequences.”

Q:	Who Can I Contact if I Have Additional Questions About the Offer?

A:	If you have any additional questions, you may contact the Information Agent at the address or telephone number set forth at the back of this Offer to Purchase.

SPECIAL FACTORS

Background of the Offer

Liberty Bancorp, Inc. was organized as a Missouri corporation at the direction of BankLiberty, formerly “Liberty Savings Bank, F.S.B.” (the “Bank”), in February 2006 to become the holding company for the Bank upon the completion of the “second-step” mutual-to-stock conversion (the “Conversion”) of Liberty Savings Mutual Holding Company (the “MHC”).  The Conversion was completed on July 21, 2006.  As part of the Conversion, the MHC merged into the Bank, thereby ceasing to exist, and Liberty Savings Bank, F.S.B. changed its name to “BankLiberty.”  A total of 2,807,383 shares of common stock were sold in the stock offering at the price of $10.00 per share.  In addition, a total of 1,952,754 shares of common stock were issued to the minority shareholders of the former Liberty Savings Bank, F.S.B., representing an exchange ratio of 3.5004 shares of Company common stock for each share of Liberty Savings Bank, F.S.B. common stock.  Fractional shares in the aggregate, or 36 shares, were redeemed for cash.  Total shares outstanding after the stock offering and the exchange totaled 4,760,137 shares.  Net proceeds of $25.6 million were raised in the stock offering, excluding $1.2 million which was loaned by the Company to a trust for the Bank’s employee stock ownership plan (the “ESOP”), enabling it to finance 153,263 shares of common stock in the offering and exchange.

As of the September 22, 2009 record date, there were approximately 375 shareholders of record who owned shares of our outstanding common stock. However, approximately 81.2% of our shares are held by brokerage accounts in “street name,” so that the number of actual beneficial owners of common stock exceeds the number of holders of record.

There has been a limited trading market for our common stock in recent years. This may be due, in part, to the relatively few number of shareholders owning the Company’s stock. Approximately 32.7% of the Company’s common stock is beneficially owned or controlled by the executive officers and directors of the Company. In addition, the ESOP beneficially owns 5.3% of the Company’s common stock.  In the past twelve months ended June 30, 2009, our common stock was not traded at all on 108 of the 254 eligible trading days. On the days traded, our common stock had an average trading volume of 5,450 shares.

Purposes of the Offer

The Board of Directors has proposed the Offer to:

•
Reduce Expenses Associated with Administering Small Shareholder Accounts. The expense of administering accounts of small shareholders is disproportionate to their ownership interest in the Company. As of the record date, we estimate that we had approximately 108 shareholders of record that held 99 or fewer shares and 64 shareholders who beneficially owned 99 or fewer shares. These eligible record and beneficial shareholders hold an approximate aggregate of 6,562 shares of our outstanding common stock. As a result, these odd-lot owners hold approximately 0.2% of all of our outstanding common stock. A disproportionate amount of our administrative expense relating to shareholder accounts and reporting requirements are attributable to those shareholders holding 0.2% of our outstanding common stock. Even if the record shareholder base does not fall below 300, we believe that every tender by a qualified odd-lot shareholder will reduce our expenses going forward.

•
Provide Certain Shareholders the Opportunity to Sell Shares at a Premium Without Incurring Brokerage Commissions.  Currently, the trading market for our common stock is not liquid. As a result, it may be difficult for some shareholders to dispose of their shares when they choose. Shareholders holding small amounts of common stock may find it uneconomical to dispose of shares due to minimum brokerage commissions which are often charged. This Offer will permit those shareholders to directly tender small amounts of shares at a premium without paying minimum brokerage commissions.

•
Provide Us With  the Flexibility to Become a Private Company.  If, at the conclusion of this Offer the number of Company shareholders of record is less than 300, we expect that our Board of Directors will elect to deregister the Company’s common stock with the SEC. This would allow the Company to no longer be subject to the periodic reporting and proxy solicitation requirements of the Exchange Act, and the administrative burdens associated with such requirements would be reduced significantly. As a result, the Company’s management would be able to better focus on its business activities, including implementing any long term business strategies as well meeting the needs of our customers and remaining shareholders. Also, the Company would not be subject to increasing costs associated with its compliance with the Exchange Act and additional laws and regulations resulting from the Sarbanes-Oxley Act. If the Company continues to have more than 300 shareholders of record after this Offer is completed, the Board of Directors may explore other alternatives to reduce the number of Company shareholders to allow the Company to deregister with the SEC.  At this time, the Board of Directors has not determined whether it would elect to deregister the Company’s common stock if a sufficient number of shareholders were to tender their shares pursuant to this Offer so as to reduce the number of the Company’s shareholders of record to less than 300.

Our Reasons for Pursuing the Odd-Lot Offer Rather Than Other Alternatives

Prior to engaging in this Offer, the Board considered whether maintaining the status quo would be a viable alternative. The Board of Directors determined that the Offer was the best means of reducing expenses associated with administering small shareholder accounts, providing certain shareholders the opportunity to sell shares at a premium without incurring brokerage commissions and providing the Company with the flexibility to become a private company if the Board elects to deregister the Company’s common stock under the Exchange Act.

Once determining that the Company should reduce the number of its shareholders, the Board of Directors concluded that this Offer is currently the best strategy to achieve the objectives discussed in “—Purposes of the Offer” above. While considering this issue, the Board of Directors also considered other alternatives to reduce the number of shareholders to less than 300. These other considerations included (i) a tender offer made available to all holders of common stock (rather than those odd-lot holders owning 99 shares or less) and (ii) a reverse stock split or cash out merger.

Specifically, the Board of Directors considered making a tender offer for a fixed number of total shares to all Company shareholders. However, we had no assurances that this type of tender offer would not result in an over subscription by participating shareholders. If such an offer was over subscribed as a result of larger shareholders tendering their shares, we would be required to purchase shares from all tendering shareholders on a pro rata basis. As a result, the number of shareholders would not be reduced, and we would not accomplish our objectives. In addition, the general tender offer could ultimately prove to be more costly than the odd-lot offer.

We also considered employing a reverse stock split, cash out merger or similar transaction. Under these alternatives, shareholders who own fewer than an established number of shares would be “cashed out” and forced to sell their shares at a pre-determined price, subject to certain rights arising by law. The primary advantage of the reverse stock split, cash out merger or similar transaction is that if it is approved by a vote of the shareholders, the success of reducing the number of shareholders and deregistering is much more certain. However, the Board did not view this alternative as attractive as the odd-lot offer primarily because it would not be voluntary for participating shareholders. Also, a reverse stock split impacts all shareholders rather than just the target group. This would leave many shareholders holding fractional shares. Because an odd-lot tender offer avoids these disadvantages, we decided it would be the best initial strategy to reduce the number of shareholders. Also, this Offer permits us to attempt to achieve the purposes of the Offer discussed above. If, however, we are not successful in reducing the number of shareholders below 300, we may once again consider these and other alternatives.

Following extensive discussions of these alternatives at the Board’s meeting on August 19, 2009, the Board considered a formal proposal and the terms of an odd-lot tender offer at its September 16, 2009 meeting. At that September 16, 2009 meeting, the Board unanimously agreed (i) to engage in an odd-lot tender offer available to shareholders owning 99 shares or less as of the close of business on September 22, 2009, the record date, at a price of $15.00 per share, (ii) that $15.00 per share was a fair value for the shares of common stock to be purchased by the Company pursuant to the Offer and (iii) that the proposed transaction was fair to all shareholders.

Effects of the Tender Offer

At the record date, there were approximately 375 record holders of our common stock. At that date, approximately 108 of the record holders and 64 beneficial owners held 99 or fewer shares of our common stock and, as a result, are eligible to participate in this Offer. We calculate that if approximately 70.4% or more of our eligible record holders participate in the Offer, the result will be that the Company will have less than 300 record shareholders. Participation by eligible beneficial owners will not necessarily reduce the number of our record shareholders. If, upon the expiration of the Offer, an insufficient number of record shareholders have tendered their shares so as to reduce the number of record shareholders to less than 300, we may extend the Offer to allow eligible shareholders additional time to participate. Also, whether or not we extend the Offer, if we continue to have 300 or more record shareholders, we may make an additional offer to purchase shares of our common stock held by shareholders that continue to own 99 or fewer shares. We may or may not also explore other alternatives to reduce the number of shareholders, including a reverse stock split or cash out merger.

If this Offer results in the number of our shareholders of record falling below 300, we expect that our Board of Directors will elect to deregister our common stock with the SEC. In the event that we were to terminate the registration of our common stock under the Exchange Act, we would no longer be required to file current and periodic reports with the SEC, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. We would also no longer be subject to the proxy requirements of the Exchange Act. In addition, following deregistration, our directors, executive officers and persons owning more than 10% of our outstanding shares would no longer be subject to the reporting and short-swing trading requirements of Section 16 of the Exchange Act. As a result, the amount of information provided to shareholders after deregistration may be less than the amount currently supplied and it will be more difficult for shareholders to obtain information about us. We would, however, still be subject to the record keeping and reporting policies and procedures of the Office of Thrift Supervision (the “OTS”).

If our Board of Directors elects to terminate the registration of our common stock with the SEC, we would no longer be eligible to have our stock listed on the Nasdaq Capital Market. In such an event, we anticipate that our common stock would thereafter be quoted on the Pink Sheets Electronic Quotation System, but we cannot guarantee whether or when this would occur. We also cannot guarantee that an active market will exist for the remaining shares of our common stock. As a result, the limited trading market for our common stock may make it more difficult for holders to dispose of their shares.

At this time, the Board of Directors has not determined whether it will elect to deregister the Company’s common stock if a sufficient number of shareholders were to tender their shares pursuant to this Offer so as to reduce the number of the Company’s shareholders of record to less than 300.

We anticipate all shares of common stock purchased under this Offer will be retired. The record and beneficial shareholders who are eligible to participate in this Offer hold approximately 6,562 shares of the Company’s common stock. This represents 0.2% of the total number of currently issued and outstanding shares. As a result, we do not anticipate any material impact on the relative stock ownership of the remaining shareholders.

Also, if all eligible shareholders participate in this Offer, we expect to pay approximately $107,030 in the aggregate to purchase these shares. As a result, we do not believe the completion of this Offer will have any material affect on our financial condition or results of operations. Purchases of stock will be funded with our cash and other liquid assets. We do not anticipate borrowing any funds to purchase shares in connection with this Offer. Although we can not guarantee the continued payment of a dividend, we do not intend to change our current dividend policy or practice at this time. No changes in our executive officers or Board of Directors are anticipated to result from this Offer.

If all eligible shareholders participate in the Offer, the impact on the book value per share and earnings per share of the Company’s common stock will not be material. As of June 30, 2009, the book value per share of the Company’s common stock was $11.94. As adjusted to take into effect the results of the Offer as if had it been completed as of June 30, 2009, the book value per share of our outstanding common stock would be $11.94. This represents no change in the book value per share of our outstanding common stock as a result of the Offer. The impact resulting from this Offer on the Company’s earnings per share on a going forward basis, if any, is very small. Any such loss would be due to the loss of earning assets resulting from transaction costs and share purchases as a result of this Offer, but such loss would be offset, in large part, when calculating the per share ratio by reduction in shares of the Company’s common stock outstanding. We estimate that the Offer’s impact on basic and diluted earnings per share on a going forward basis will be immaterial. The calculation excludes any estimated benefits that may result if the Company goes private.

Tendering shareholders will no longer have the opportunity to vote their shares or participate in the potential growth of the Company or dividends paid by the Company. Conversely, tendering shareholders will not face the risk of any decrease in the value of the Company’s common stock.

Effects of the Tender Offer on Affiliates as Shareholders

The Offer will impact both affiliated and non-affiliated shareholders of the Company. As used in this Offer to Purchase, the term “affiliated shareholder” means any shareholder who is a director or executive officer of the Company, and the term “unaffiliated shareholder” means any shareholder other than an affiliated shareholder. As none of the affiliates of the Company are eligible to participate in the Offer, the effects of the Offer on each of the affiliated shareholders will be the same. We expect that our executive officers and directors will continue to beneficially own approximately 1,045,716 shares as a group immediately after the Offer. Currently, this beneficial ownership represents approximately 32.7% of all issued and outstanding stock, but if all eligible shareholders participate in this Offer, this beneficial ownership will represent approximately 32.8% of all of the Company’s common stock. For more information regarding the beneficial ownership of directors and executive officers of the Company, see “Information About the Company—Stock Ownership.”

Other potential effects on affiliated shareholders who will all remain as shareholders after the Offer include the following:

•
Reduced reporting requirements for officers and directors. If enough eligible shareholders participate in this Offer to cause the number of record holders to fall below 300, we expect that our Board of Directors will elect to deregister our common stock under the Exchange Act.  In the event we were to deregister our shares of common stock, our directors and executive officers would no longer be subject to the reporting and short-swing profit provisions under the Exchange Act with respect to changes in their beneficial ownership of our common stock.

•
Effect on earnings. If this Offer is fully subscribed, pro forma net earnings (including non-recurring income and expenses) for the three and nine months ended June 30, 2009 would not change as compared to historical net earnings.

•
Decreased liquidity. The liquidity of the shares of common stock held by shareholders may be further reduced by the Offer if, after the completion of the Offer, our Board of Directors elects to terminate the registration of our common stock under the Exchange Act and delist our common stock from the Nasdaq Capital Market. If we were to deregister our shares of common stock, trading in our common stock after the transaction would occur on the Pink Sheets Electronic Quotation System or in privately negotiated sales.

•
Share ownership. If the Offer is fully subscribed, we expect that the percentage of beneficial ownership of common stock of the Company held by executive officers and directors of the Company as a group will increase slightly from 32.7% to 32.8%, resulting in a small increase in voting power for affiliated shareholders and less for non-affiliated shareholders.

Generally, the tax impacts on affiliated shareholders will be similar to those shareholders who are not eligible to tender their shares. See “Special Factors—Certain United States Federal Income Tax Consequences.”

Effects of the Tender Offer on Unaffiliated Shareholders

The Offer will also affect unaffiliated shareholders of the Company. The effects of the Offer on unaffiliated shareholders will vary based on whether or not the unaffiliated shareholder is eligible to participate in the Offer and chooses to tender his or her shares pursuant to this Offer.

Eligible and tendering unaffiliated shareholders who owned 99 or fewer shares as of the close of business on September 22, 2009, the record date for shareholders eligible to participate in the Offer, will:

•	Receive $15.00 in cash, without interest, per share;

•	No longer have any equity interest in the Company and therefore will not participate in its future potential earnings or growth, if any; and

•	Be required to pay federal and, if applicable, state and local income taxes on the cash received in the Offer.

Potential effects on unaffiliated Company shareholders who remain as shareholders after the Offer include the following:

•
Decreased access to information. If the Offer results in reducing the number of shareholders of record by the required amount, we expect that our Board of Directors will elect to terminate the registration of our common stock under the Exchange Act. In such an event, the Company would no longer be subject to the periodic reporting requirements and proxy rules of the Exchange Act. Similarly, executive officers, directors and other affiliates would no longer be subject to many of the reporting requirements and restrictions of the Exchange Act, including the reporting and short-swing profit provisions of Section 16 of the Exchange Act.

•
Decreased liquidity. The liquidity of the shares of common stock held by unaffiliated shareholders may be further reduced in the event we terminate the registration of the common stock under the Exchange Act and delist our common stock from the Nasdaq Capital Market. Future trading in our common stock after the Offer, if we ultimately decide to deregister our common stock with the SEC, would occur on the Pink Sheets Electronic Quotation System or in privately negotiated sales.

•
Effect on earnings. If this Offer is fully subscribed, pro forma net earnings (including non-recurring income and expenses) for the three and nine months ended June 30, 2009 would not change as compared to historical net earnings.

•
Share ownership. If the Offer is fully subscribed, we expect that the percentage of beneficial ownership of common stock of the Company held by executive officers and directors of the Company as a group will increase from 32.7% to 32.8%, resulting in slightly greater voting power for affiliated shareholders and less for non-affiliated shareholders. However, the relative stock ownership of each non-affiliated shareholder, individually, will also increase by an amount proportional to the number of shares tendered.

Certain United States Federal Income Tax Consequences

Neither the Company nor any non-tendering shareholder is expected to incur any United States federal income tax liability as a direct result of the completion of this Offer.

If you tender your shares in this Offer, your receipt of cash in exchange for your shares will be a taxable transaction for United States federal income tax purposes. The transaction may also qualify as a taxable transaction for state, local and foreign taxation purposes.

In general, if you are an individual (i) who is a United States citizen, (ii) who has purchased the shares in the Company as an investment and not as part of a straddle or hedging or conversion transaction, (iii) who is selling all of his or her shares held in the Company, and (iv) who is not affiliated with any other person or entity who will own shares in the Company after the Offer is completed (a “Typical Shareholder”), the Company expects that you will be treated for United States federal income tax purposes as if you had sold your shares for the cash paid by the Company. You would recognize gain or loss in the sale in an amount equal to the amount by which the cash you receive from the Company exceeds or is less than your tax basis in the shares sold to the Company. The gain or loss would constitute a capital gain or loss that would be classified as long term or short term capital gain depending upon how long you have held the shares. If you have held the shares for more than one year, the gain or loss would be long term; otherwise the gain or loss would be short term. Long term capital gain is currently subject to a significantly lower maximum tax rate than short term capital gain or ordinary income. While a capital loss may generally be used to offset other capital gains, a capital loss can be used to offset only a very limited amount of ordinary income.

If you do not fit within the definition of Typical Shareholder, you may be subject to United States federal income tax consequences different from or in addition to those described in the preceding paragraph. Even shareholders who do fit within the definition of Typical Shareholder may be subject to particular circumstances which may make them subject to United States federal income tax consequences that are different from or in addition to those described above. In either case the differences may be material.

If you submit a properly executed transmittal letter and receive the $50.00 bonus, this bonus amount will likely be taxed as ordinary income.

Please also review the discussion entitled “Terms of The Offer—Procedure for Tendering Shares—Backup U.S. Federal Income Tax Withholding.”

THE FOREGOING DISCUSSION IS BASED ON EXISTING UNITED STATES FEDERAL INCOME TAX LAWS WHICH ARE SUBJECT TO CHANGE, AND ANY CHANGE MAY HAVE A RETROACTIVE EFFECT. THE FOREGOING DISCUSSION IS PROVIDED FOR GENERAL INFORMATION PURPOSES ONLY AND DOES NOT CONSTITUTE LEGAL, ACCOUNTING, OR OTHER PROFESSIONAL ADVICE OR A GUARANTEE OF TAX CONSEQUENCES TO ANY PARTICULAR SHAREHOLDER. EACH SHAREHOLDER IS EXPECTED AND ENCOURAGED TO CONSULT THE SHAREHOLDER’S OWN QUALIFIED TAX ADVISORS TO DETERMINE THE TAX CONSEQENCES (FEDERAL, STATE, LOCAL, AND FOREIGN) TO THE SHAREHOLDER OF TENDERING SHARES PURSUANT TO THE OFFER.

Determination of Fairness of Offer by Our Board of Directors

For reasons discussed below, the Board of Directors believes that this Offer is fair to affiliated and unaffiliated shareholders of the Company, whether or not such shareholders are eligible to participate in this Offer. This belief is based on the Board of Directors’ knowledge of the Company’s business as well as other factors. Specifically, the Board of Directors believes that this Offer is fair to eligible shareholders for the following reasons:

•	This Offer is voluntary. Eligible shareholders are not required to tender their shares.

•
The Offer purchase price is at a premium to current trading prices. We are offering to pay $15.00 for each share of common stock tendered under this Offer, which represents a $6.65, or 79.6%, premium over the last share sales price for our common stock ($8.35) prior to the September 22, 2009 record date. This price also represents a $7.91, or 111.56%, premium over the last share sales price of our common stock ($7.09) on the last trade prior to the close of business on October 8, 2009, which is the latest practicable date for which information was available prior to the mailing of this Offer to Purchase.  In addition, the Company is offering a $50.00 bonus to everyone that submits a properly completed tender offer prior to November 20, 2009.

•	Eligible shareholders who directly tender their shares to the Company may avoid brokerage commissions that they would otherwise be incurred if the shares were sold in an open market transaction.

•	This Offer provides eligible shareholders an opportunity to sell their shares at a premium in a market which has not evidenced great liquidity.

However, these benefits must be weighed against the fact that tendering shareholders will no longer benefit from future earnings and growth in the Company or our common stock.

Our Board of Directors also believes that the Offer is fair to shareholders who are not eligible to participate or who otherwise decide not to tender. This belief is based on the Board’s consideration of the following material factors:

•
A reduction in the number of the Company’s shareholders of record will reduce expenses associated with printing and mailing annual proxy materials to shareholders.  We believe that this cost savings will benefit our continuing shareholders who did not participate in the Offer.

•
If we are able to reduce the number of the Company’s shareholders of record to below 300, we expect that our Board of Directors will elect to terminate the registration of our common stock under the Exchange Act.  In such an event, we believe that shareholders who did not participate in the Offer would benefit from the cost savings associated with the fact that we would no longer be operating as a public company.

In determining a fair and equitable price for the Offer, the Board considered a number of factors, including but not limited to, historical stock prices for the Company, peer group evaluations and trading volume activity. Additionally, in determining the $15.00 per share price to be paid for the tendered shares in the Offer, the Board considered the premium it represented over the current market price as well as what it believed represented the true value of the common stock after taking into account the Company’s financial performance to date and estimates of future performance. In examining the premium, the Board also considered the current stock prices of peer group members relative to their financial performance. After careful consideration of these factors, the Board concluded that $15.00 was not only a fair price to shareholders being paid cash for tendered shares, but also to shareholders remaining after the Offer after taking into account the pro forma analysis which examines the effect of the Offer on the Company.

As of June 30, 2009, the book value per share of our common stock was $11.94. The per share cash price of $15.00 payable in this Offer represents 125.6% of the book value per share of our common stock on June 30, 2009. However, due to the voluntary nature of the transaction, the Board did not consider the book value per share to be as relevant as the market price. Also, because this transaction does not involve a merger, the sale of the stock of the Company or the sale of all or substantially all of the assets of the Company, the going concern and liquidation values of our common stock were not considered in determining the Offer price because the Board did not deem them material to this Offer or the alternatives considered to this transaction.

The above discussion is not intended to be exhaustive. It is intended to include some of the material factors upon which the Board based its determination that the Offer is fair to all shareholders. In reaching this determination that the Offer is fair to all shareholders, our Board of Directors considered all factors as a whole. Individual directors may have given different weight to different factors. However, none of the factors that our Board of Directors considered led the Board to believe that the Offer is unfair to shareholders.

This Offer was approved by the unanimous vote of our Board of Directors, including the director who is a Company or Bank employee, at its meeting on September 16, 2009. Given the consensus of our Board of Directors that the Offer is fair to shareholders who are eligible and not eligible to participate in the Offer based on the factors discussed above, the Board did not appoint a committee of disinterested directors or obtain an unaffiliated representative to negotiate the terms of the Offer. The Board also did not obtain an unaffiliated representative to prepare any report, opinion or appraisal relating to the consideration, or the fairness of the consideration, to be offered pursuant to this Offer. The Board determined that the engagement of an unaffiliated shareholder representative on behalf of unaffiliated shareholders was not necessary, practical or advisable because of the small size of this Offer and the premium of the purchase price offered over the market price on the record date, which will actually be less costly to tendering shareholders than ordinary open market sales because of the absence of brokerage commissions.

Our Board of Directors also believes that the Offer is procedurally fair since it is voluntary by tendering shareholders. As a result, eligible shareholders are entitled to make individual decisions based on their personal financial situation, personal risk tolerance or personal view of the Company.

The Board of Directors did not deem a vote of shareholders necessary given the voluntary nature of the transaction and because all shareholders, including those ineligible to participate in the Offer, are being notified of the Offer and have the opportunity to sell their shares before or after completion of the Offer.

The Board believes that the Offer is procedurally fair because its voluntary nature allows eligible shareholders to decide individually whether or not to tender their shares. As a result, those shareholders who wish to sell their stock based on their personal financial position, personal risk tolerance or personal view of the Company may do so. Conversely, those whose personal financial situation, personal risk tolerance and personal view of the Company cause them to wish to retain their stock may do so.

Because this Offer will not result in a material impact to book value or earnings per share, the Board also did not appoint a representative for non-eligible shareholders. In addition, because the affiliated shareholders will be financially affected in a manner substantially similar to non-affiliated shareholders not participating in this Offer, the Board determined that a representative of non-affiliated shareholders was not warranted.

NEITHER THE COMPANY NOR OUR BOARD OF DIRECTORS IS MAKING ANY SPECIFIC RECOMMENDATION REGARDING WHETHER YOU SHOULD TENDER YOUR SHARES IN THIS OFFER. ACCORDINGLY, YOU MUST MAKE YOUR OWN DETERMINATION AS TO WHETHER OR NOT YOU WISH TO TENDER YOUR SHARES.

Determination of Fairness of Offer by Affiliates

Brent M. Giles, Daniel G. O’Dell, Ralph W. Brant, Jr., Steven K. Havens, Robert T. Sevier, Mark E. Hecker and Marc J. Weishaar are considered “affiliates” of the Company due to their positions as directors and executive officers of the Company and/or the number of shares of the Company’s stock each of them beneficially owns. Each of these affiliates adopts the analysis of the Board of Directors which is discussed in this Offer to Purchase and has separately determined that the Offer is fair to affiliated and unaffiliated shareholders.

Possibility of Second Transaction to Reduce the Number of Shareholders

If this Offer does not result in the Company having fewer than 300 shareholders of record, the Company, in its discretion, may consummate a second step transaction in which certain shares of common stock not purchased in this Offer would be exchanged for cash. The purpose of this second step would be to reduce the number of our shareholders below 300 so that our Board of Directors would be able to elect to deregister our common stock with the SEC in the event that the Board ultimately decides that deregistration is in the best interests of the Company. Such a second step transaction may be subject to shareholder approval if it is to be conducted on an involuntary basis. In the event an involuntary second step transaction takes place, shareholders may or may not have dissenters’ rights with respect to that transaction.

TERMS OF THE OFFER

General

We are offering to purchase all shares of our common stock held by shareholders who owned 99 or fewer shares of our common stock as of the close of business on September 22, 2009, the record date. Properly tendered shares by these odd-lot shareholders will be purchased at $15.00 per share, which is a $6.65, or 79.6%, premium over the last share sales price of our common stock ($8.35) reported on the Nasdaq Capital Market on the last trade prior to the close of business on the record date. This price also represents a $7.91, or 111.56%, premium over the last share sales price of our common stock ($7.09) on the last trade prior to the close of business on October 8, 2009, which is the latest practicable date for which information was available prior to the mailing of this Offer to Purchase.  In addition, we will pay $50.00 for every properly executed tender offer received prior to November 20, 2009.  A proper tender will include delivery of a properly executed Letter of Transmittal to the Depositary at the address provided on the Letter of Transmittal. Payment for properly tendered shares will be made promptly upon the expiration of the Offer.

You may tender your shares if you were the owner of record of 99 or fewer shares of our common stock as of the close of business on September 22, 2009. You are also eligible to participate in this Offer if you are the beneficial owner of the 99 or fewer shares as of the close of business on September 22, 2009 held in “street name.” These shares will often be held in a brokerage account maintained by you.

All questions about the eligibility of any shareholder to participate in this Offer will be determined by us in our sole discretion. If you have questions regarding your eligibility as to this Offer, you may contact our Information Agent at (816) 792-6611.

Participation in this Offer is entirely voluntary. You may choose to continue to hold your shares and retain your rights as a shareholder, including the right to vote your shares and receive dividends to the extent dividends are declared by our Board of Directors. However, if you are a holder of 99 or fewer shares and you elect to accept this Offer, you must tender all of your shares. This Offer is also subject to the conditions discussed below. Only shares properly tendered and not properly withdrawn will be purchased.

We estimate that approximately 108 of our 375 shareholders of record plus approximately 64 beneficial shareholders are eligible to participate in this Offer.  These eligible shareholders own approximately 6,562 of our outstanding shares of common stock. Assuming that all of these shareholders elect to participate in the Offer, and the shares are properly tendered at the Offer price of $15.00 per share, the total cost to us for purchasing these shares, excluding the payment of any bonuses, will be $98,430.  All purchases we make pursuant to this Offer will be funded with our cash and other liquid assets.

Because we are offering to purchase shares only from shareholders owning 99 or less shares of our common stock, this Offer constitutes an “odd-lot tender offer” and is being conducted pursuant to Rule 13e-4(h)(5) of the Exchange Act. Also, because at the completion of this Offer the number of shareholders of record might be reduced to below 300, this Offer also constitutes a “going private transaction” and is being conducted in compliance with Rule 13e-3 of the Exchange Act.

Conditions of the Offer

This Offer is not conditioned on the receipt of tenders for any minimum number of shares. We will not accept any alternative, conditional or contingent tenders. Also, any tender of shares by any eligible shareholder must be for all of his or her shares. If we fail at any time to exercise any of the foregoing rights, that failure to exercise shall not constitute a waiver of those rights.

Expiration and Extension of the Offer; Amendment

The expiration date of this Offer is November 20, 2009, unless we elect to extend the Offer to a later date or terminate it at an earlier date at the Board’s discretion. Your Offer documents must be received by the Depositary no later than 5:00 p.m. Eastern time on the expiration date, or at any date thereafter to which the Offer is extended by us.

We reserve the right, in our sole discretion, to extend the period of time during which the Offer is open and thereby delay acceptance of, and payment for, the shares tendered. Promptly following the expiration date, we will accept and pay for, and thereby purchase, shares promptly tendered and not properly withdrawn.

We also reserve the right, in our sole discretion, to terminate the Offer subject to applicable law.

In addition, subject to compliance with applicable law, we further reserve the right to amend the Offer in any respect in our sole discretion. Amendments to the Offer may be made at any time and from time to time effected by public announcement. In the case of an extension, we intend to make such an announcement no later than 5:00 p.m. Eastern time on the next business day after the last previously scheduled or announced expiration date. The term “business day” means any day other than a Saturday, Sunday or United States federal holiday.

We intend to make any public announcement changing or extending the Offer promptly to shareholders in a manner reasonably designed to inform you of the change. Except as otherwise required by applicable law, we have no obligation to publish, advertise or otherwise communicate this public announcement other than issuing a press release.

Procedure for Tendering Shares

Record Holders.  If you are an eligible shareholder for this Offer, and you wish to tender those shares for which you are the shareholder of record, you should complete and sign the Letter of Transmittal according to its instructions as provided in this package. You should mail the Letter of Transmittal or deliver it, together with the certificates for your shares, any required signature guarantee and other required documents, in the enclosed envelope to the Depositary at Registrar and Transfer Company, Attn: Reorganization/Exchange Department, P.O. Box 645, Cranford, New Jersey 07016-0645 on or prior to 5:00 p.m. Eastern time on November 20, 2009.

We will not require signature guarantees as long as the Letter of Transmittal is signed by the record holder of the tendered shares. For purposes of this section, the record holder of the shares includes any participant in the Depository Trust Company (“DTC”), which is a securities depositary, whose name appears on the security position listing as the owner(s) of the shares. However, the signature guarantee is required if the record holder has completed either the box captioned “Special Delivery Instructions” or the box captioned “Special Payment Instructions” on the Letter of Transmittal. No signature guarantee is required for shares tendered for the account of a registered national securities exchange or the Financial Industry Regulatory Authority, Inc. or by a commercial bank, a trust company, a savings bank, a savings and loan association or a credit union, that is a member of an approved signature guarantee medallion program (an “Eligible Institution”). Otherwise, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution in accordance with the instructions in the Letter of Transmittal.

If a stock certificate is registered in the name of a person other than the person executing the Letter of Transmittal, or payment is to be made to a person other than the record shareholder, then the certificate must be endorsed on its reverse side or must be accompanied by an appropriate stock power with the signature guaranteed by an eligible guarantor institution. All certificates endorsed on the reverse side or stock powers must be signed exactly as the name of the record shareholder appears on the stock certificate.

Beneficial Holders.  If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that institution if you desire to tender your shares. You may also contact the Depositary at (800) 368-5948 for further information. If your shares are held by a broker, dealer, bank or other institution, you should consult with them to determine whether they will impose transaction costs with respect to the tender of your shares.

Guaranteed Delivery. If you cannot deliver your stock certificates or other required documents to the Depositary before the expiration date of the Offer, you may tender your shares by using the guaranteed delivery procedure. To tender your shares by this method, you must complete and sign the Notice of Guaranteed Delivery in the form we have provided with this document. This Notice of Guaranteed Delivery must be delivered to the Depositary before the expiration date of the Offer. The Notice of Guaranteed Delivery must be guaranteed by an Eligible Institution. Your endorsed stock certificates along with a properly completed and signed Letter of Transmittal (or an agent’s message) and any other documents required by the Letter of Transmittal must be received by the Depositary within three (3) business day of the expiration of the Offer in order for your tender to be effective.

Method of Delivery. The method of delivery of all documents, including stock certificates, the Letter of Transmittal and other required documents, is at the discretion and risk of the tendering shareholder. You should allow adequate time for the delivery of the documents. If you would like to deliver the documents by mail, we recommend that you use registered mail and request a return receipt.

The Depositary will set up a separate account at DTC for purposes of this Offer. DTC participants may make delivery of tendered shares by causing DTC to transfer the shares into the Depositary’s account. Even if delivery of the shares is made through a book-entry transfer in this manner, the Depositary must receive either (a) a properly completed and executed Letter of Transmittal or manually executed facsimile of the Letter of Transmittal, including any required signature guarantees or (b) an “agent’s message,” as described below, in the case of the DTC transfer. In addition, all other documents required by the Letter of Transmittal must be delivered prior to the expiration date. If the owner or the DTC participant cannot deliver the Letter of Transmittal, an agent’s message and/or the other documents required by the Letter of Transmittal, the guaranteed delivery procedure described above must be followed. The term “agent’s message” means a message transmitted by DTC to the Depositary which states that DTC has received an express acknowledgment from a DTC participant tendering the shares and that such participant has received the Letter of Transmittal and agrees to be bound by its terms and that we may enforce that agreement against the participant.

If your shares are owned beneficially (i.e., in “street name”), the Company reserves the right to request confirmation from your broker, bank or other institution holding shares of the Company’s common stock in your account that you are eligible to participate in the Offer (i.e., that you owned 99 or fewer shares as of the close of business on the September 22, 2009 record date).

Backup U.S. Federal Income Tax Withholding. To prevent federal income tax backup withholding equal to 30% of the gross payments made to a shareholder for shares purchased under this Offer, each shareholder who has not otherwise established an exemption from such withholding must provide the Depositary with the shareholder’s correct taxpayer identification number. You should provide this information by completing the substitute Form W-9 included in the Letter of Transmittal. Certain shareholders (including, among others, all corporations and certain foreign shareholders) are not subject to these backup withholding rules. Please consult with your own tax advisor regarding your qualification from exemption from backup withholding and the procedure for obtaining any applicable exemption.

Lost or Destroyed Certificates

If your certificate for part or all of your shares of common stock has been lost, stolen, misplaced or destroyed, you should contact the Depositary at the address and phone number listed at the end of this Offer to Purchase and the Letter of Transmittal for instructions on submitting a lost share affidavit. This lost share affidavit will be required to be submitted, together with the Letter of Transmittal, in order to receive payment for shares of common stock tendered and accepted. You may be required to post a surety bond to secure against a risk that the certificate(s) may be subsequently re-circulated.

Termination of Validity; Rejection of Shares

We reserve the exclusive right to determine all questions as to the validity, form, eligibility (including eligibility to participate in the Offer), and acceptance for payment of any tender of shares in our sole discretion, and our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any shares that we determine are not from eligible shareholders or are not in proper form. We also reserve the absolute right to waive any of the conditions of the Offer with respect to all shareholders or any defect or irregularity in any tender with respect to any particular stock or any particular shareholder. Our interpretation of the terms of the Offer will be final and binding on all parties. No tender of shares will have been deemed to have been properly made until all the defects or irregularities have been cured by the tendering shareholder or waived by us. Unless waived, any defects and irregularities in connection with tenders must be cured within the time period, if any, we determine in our sole discretion. Neither the Company, nor the Depositary, or any other person will be under any duty to give notification of any defects or irregularities in any tender or incur any liability for failure to give any such notification.

Representations of Tendering Shareholders

A tender of shares by you will be treated as a representation by you that (i) you are the beneficial owner of 99 or fewer shares as of the close of business on September 22, 2009, the record date, (ii) you are tendering all of the shares beneficially owned by you, and (iii) you hold a “net long position” in our common stock equal to a number of tendered shares. You are also deemed to have represented that you own the tendered shares free and clear of any liens or other encumbrances and that you have the authority to sell the tendered shares to us. It is a violation of the securities laws for a person, directly or indirectly, to tender shares for that person’s account unless, at the time of the tender and at the expiration date (including any extensions), the tendering person (1) has a net long position equal to or greater than the number of shares tendered and (2) will deliver or cause to be delivered the shares in accordance with the terms of the Offer. You will also agree to complete any additional documents that we request in order to complete the sale of your shares to us. You acknowledge that the Company’s acceptance for payment of the shares tendered under this Offer will constitute a binding agreement between you and the Company upon the terms and conditions described in this Offer to Purchase and related documents.

Return of Unpurchased Shares

If any tendered shares are not purchased by us or are properly withdrawn by you, stock certificates for unpurchased shares will be returned promptly after the expiration or termination of the Offer or the proper withdrawal of the shares, as applicable. In the case of shares tendered by a book-entry in our DTC account, the shares will be credited to the appropriate account maintained by the tendering shareholder. In each case, shares will be returned or credited without expense to the tendering shareholder.

No Dissenters’ Rights

Whether or not you tender your shares, dissenters’ rights are not available in connection with this Offer.

Absent of Shareholder Vote

This Offer is not subject to a shareholder vote.

Withdrawal Rights

You may withdraw shares you have tendered at any time before the expiration date or any extension thereof. Shares may also be withdrawn if we have not accepted the shares for payment within twenty (20) business days following the expiration of the Offer or any extension thereof.

In order to effectively withdraw your tender, you will need to provide the Depositary with an original written or facsimile (confirmed by telephone) notice of withdrawal. Your notice of withdrawal must specify the name of the tendering shareholder, the number of shares to be withdrawn, and the name of the registered shareholder of the shares withdrawn. If the certificates for the shares to be withdrawn have been delivered to the Company (either physically or by deposit in its DTC account) then you must also include the serial numbers for the certificates in your notice of withdrawal, and your signature on the notice of withdrawal must be guaranteed by an eligible guarantor institution, unless such shares have been tendered for the account of an eligible guarantor institution.

All questions about the form and validity (including the time and receipt) of any notice of withdrawal will be determined by us, in our sole discretion, and our determination will be final and binding. Neither we nor anyone else has any duty to give notification of any defects or irregularities on any notice of withdrawal or shall be liable for failure to give any such notification.

You may not rescind any withdrawal. Any shares properly withdrawn will thereafter be deemed not properly tendered for purposes of this Offer, unless you properly re-tender the withdrawn shares before the expiration date of this Offer.

Purchase and Payment

Promptly following the expiration date of this Offer, we will accept your payment and pay for, and thereby purchase, shares properly tendered and not withdrawn prior to the expiration date. When we accept your shares for payment, you will have entered into a binding agreement regarding the purchase of your shares on the terms and conditions described in this Offer to Purchase. Under the terms of the Letter of Transmittal, you will have waived any right to be notified of our acceptance of your tender. We will pay for the shares purchased by sending payment to the tendering shareholders. We will not pay interest on the purchase price to be paid under any circumstances regardless of any delay in making the payment.

Brokerage Commission

If you are a record shareholder and you tender your shares directly to us, you will not incur any sales commissions or other charges. However, if you hold shares or tender shares through a broker, bank or other institution, you should consult with the broker, bank or other institution to determine whether you are eligible to participate in the Offer and whether transaction costs are applicable to your transaction.

Source and Amount of Funds

We have estimated that the total number of shares that may be sold by eligible shareholders pursuant to this Offer is approximately 6,562. Assuming all the eligible shareholders elect to participate in the Offer and the shares offered are purchased at the Offer price of $15.00 per share, the total cost to the Company would be $98,430. This amount does not include expenses related to paying the $50.00 bonus or other expenses associated with this Offer, which are estimated to be $40,000, as discussed below under “Fees and Expenses.” We estimate that the expense of the $50.00 bonus payment will be $8,600.

We anticipate that we will pay for all validly tendered shares, as well as of the costs and expenses of this Offer, with cash on hand.

Fees and Expenses

We will pay all fees and expenses associated with this Offer. We estimate that our total expenses associated with this Offer will be $40,000, consisting of the following:

Depositary Fee	$8,000
Legal fees	20,000
Printing and mailing costs	5,000
SEC filing and EDGAR fees	1,500
Miscellaneous	5,500
Total Estimated Expenses	$40,000

Our directors, officers and employees may also solicit tenders pursuant to this Offer in person, by telephone or through other forms of communication, but these persons will not receive any additional compensation for the solicitations.

The Depositary will receive reasonable and customary compensation for its services and will also be reimbursed for certain out-of-pocket expenses. The Company has also agreed to indemnify the Depositary against certain liabilities in connection with this Offer.

We will not pay any fees or commissions to any broker, dealer, or other person for soliciting tenders of shares pursuant to this Offer. We will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and customary handling and mailing expenses incurred by them in forwarding materials related to this Offer to their customers.

In the event any eligible shareholder has lost their stock certificate(s), we will pay the fee charged by the Depositary for lost certificates, provided that the shareholder executes the requisite affidavit and indemnity instruments.

INFORMATION ABOUT THE COMPANY

Market Price and Dividend Information

Our common stock is traded on the Nasdaq Capital Market under the symbol “LBCP.”  The following table sets forth the high and low sales prices for the common stock and dividends per share for the fiscal years ended September 30, 2009, 2008 and 2007, as reported by Nasdaq. The prices do not necessarily reflect inter-dealer prices without retail markup, markdown or commissions and may not reflect actual transmissions.

	High	Low	Dividend Paid Per Share

Year Ended September 30, 2009
Fourth quarter	$8.350	$6.750	$0.025
Third quarter	7.900	6.460	0.025
Second quarter	7.960	5.800	0.025
First quarter	9.000	7.440	0.025

Year Ended September 30, 2008
Fourth quarter	$9.300	$7.500	$0.025
Third quarter	10.395	9.010	0.025
Second quarter	10.650	10.000	0.025
First quarter	10.790	10.100	0.025

Year Ended September 30, 2007
Fourth quarter	$11.000	$10.080	$0.025
Third quarter	11.380	10.730	0.025
Second quarter	11.450	10.500	0.025
First quarter	10.730	9.960	0.025

The Company is subject to Missouri law, which generally permits the Company to pay dividends on its common stock as long as no dividend is declared or paid at a time when the net assets of the Company are less than its stated capital or when the payment of such dividends would reduce the net assets of the Company below its stated capital.  Dividend payments by the Company depend primarily on dividends received by the Company from the Bank.

On September 22, 2009, the record date for this Offer, the last share price for our common stock sold on the Nasdaq Capital Market was $8.35. The Company has a total of 3,621,875 shares issued and outstanding at the time of this Offer.

Stock Repurchases

The following table reflects the amount of shares of common stock repurchased by the Company, the range of prices paid and the average purchase price for each quarter during the years ended September 30, 2009 and 2008.  The Company did not repurchase any shares of its common stock during the year ended September 30, 2007.

	Number of Securities Repurchased	High	Low	Average Purchase Price Per Share
Year Ended September 30, 2009
Fourth quarter	—	$—	$—	$—
Third quarter	123,835	7.45	7.12	7.36
Second quarter	15,500	7.73	6.05	7.30
First quarter	175,500	8.79	8.00	8.22

Year Ended September 30, 2008
Fourth quarter	15,666	8.83	8.30	8.59
Third quarter	52,150	10.53	10.01	10.16
Second quarter	436,956	10.55	10.30	10.49
First quarter	320,230	10.75	10.45	10.57

Management Information

Set forth below is a list of our directors and executive officers, together with their ages and principal occupations. Unless otherwise indicated, all persons have held the positions described as their principal occupation for at least five (5) years.

Board of Directors:

Brent M. Giles has served as our President and Chief Executive Officer since September 2003.  Prior to joining BankLiberty, from August 2001 to August 2003, Mr. Giles was President of Lawson Bank, Lawson, Missouri, a Missouri-based community bank.  From May 2000 to July 2001, Mr. Giles served as a financial services consultant with Rightworks Corporation, San Jose, California, and from April 1998 to May 2000, Mr. Giles served as Vice President of UMB Bank, Kansas City, Missouri.  From 1989 to April 1998, Mr. Giles was a financial institutions examiner with the Federal Deposit Insurance Corporation.  Age 41.  Director since 2003.

Daniel G. O’Dell currently serves as Chairman of BankLiberty.  Mr. O’Dell has been employed by O’Dell Publishing since 1984.  Mr. O’Dell also serves on the Board of Directors of TheraDoc, Inc., Salt Lake City, Utah, and serves on the Board of Directors of CollegeHill Investments, a subsidiary of William Jewell College, Liberty, Missouri.  Age 54.  Director since 1997.

Ralph W. Brant, Jr. is President of Brant’s Clothing, a retail-clothing establishment located in Liberty, Missouri.  He has worked at Brant’s since 1975.  Mr. Brant has served as a Director of the Liberty Chamber of Commerce and with the Liberty Downtown Merchants Group.  He has also served as a Director and President of Martha Lafite Thompson Nature Sanctuary, and has worked with the Boy Scouts of America in various capacities.  Age 61.  Director since 1975.

Steven K. Havens is President of Havens Construction Co., Inc.  He also serves as Chairman of the Clay County Airport Advisory Board, and is a past board member of the Liberty Chamber of Commerce.  Age 58.  Director since 2001.

Robert T. Sevier is the Recorder of Deeds of Clay County, Missouri, a position he assumed in January 1999.  From 1971 to late 1995, he was self-employed as a title insurance agent in Liberty, Missouri.  Mr. Sevier has served as a board member of Concerned Care, an advocacy group for developmentally disabled individuals and is a member of the Developmental Disabilities Resource Board of Clay County, Missouri.  Age 68.  Director since 1975.

Executive Officers Who Are Not Also Directors:

Marc J. Weishaar is Senior Vice President and Chief Financial Officer of Liberty Bancorp and the Bank.   He has served as Chief Financial Officer at the Bank since January 1995.  From November 1991 to January 1995, Mr. Weishaar was Assistant Vice President, Compliance Officer of the Bank.  From 1989 to November 1991, Mr. Weishaar was employed as a loan officer with UMB Bank, Kansas City, Missouri.  From 1985 to 1989, Mr. Weishaar was employed in public accounting.  He has a B.S. in Business Administration from the University of Kansas, Lawrence, Kansas and an M.B.A. from the University of Missouri, Kansas City.  Age 48.

Mark E. Hecker has served as the Bank’s Senior Vice President and Chief Lending Officer since June 2004.  From March 1996 to June 2004, Mr. Hecker served in various capacities, including Commercial Loan Officer and Vice President, Commercial Manager, in Lee’s Summit, Missouri with Commercial Federal Bank, Omaha, Nebraska.  From 1990 to March 1996, Mr. Hecker was a financial institutions examiner with the Federal Deposit Insurance Corporation.  He has a B.S. in accounting from Central Missouri State University, Warrensburg, Missouri.  Age 43.

Each of the above persons is a citizen of the United States. None of the above individuals has been convicted in a criminal proceeding during the past five (5) years (excluding traffic violations or similar misdemeanors). In addition, none of the above individuals has been a party to any judgment or administrative proceeding during the past five (5) years that resulted in a judgment, decree or final order enjoining the individual from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Stock Ownership

The following table sets forth information as September 22, 2009, the record date for the Offer, (i) with respect to any person or entity who was known to the Company to be the beneficial owner of more than 5% of our common stock and (ii) as to our common stock beneficially owned by each director and executive officer of the Company and all directors and executive officers as a group.

	Amount and Nature of of Beneficial Ownership (1)		Number of Shares That Maybe Acquired Within 60 Days by Exercising Options	Total	Percent of Common Stock Outstanding (2)

Persons Owning Greater than 5%:
Amended and Restated Liberty Savings Bank Employee Stock Ownership Plan Trust 16 West Franklin Liberty, Missouri 64068	193,065	(3)	—	193,065	5.3%

Directors:
Ralph W. Brant, Jr.	93,476	(4)	24,765	118,241	3.2
Brent M. Giles	109,357	(5)	85,009	194,366	5.2
Steven K. Havens	157,471	(6)	24,765	182,236	5.0
Daniel G. O’Dell	372,566	(7)	24,765	397,331	10.9
Robert T. Sevier	206,474	(8)	14,264	220,738	6.1

Named Executive Officers Who Are Not Also Directors:
Marc J. Weishaar	46,642	(9)	16,701	63,343	1.7
Mark E. Hecker	59,730	(10)	16,951	76,681	2.1

All Directors and Executive Officers as a Group (7 Persons):	1,045,716		207,220	1,252,936	32.7%

(1)
Includes unvested shares of restricted stock held in trust under the Liberty Bancorp, Inc. 2007 Equity Incentive Plan, with respect to which individuals have voting but not investment power as follows: Mr. Brant—3,018 shares; Mr. Giles—16,200 shares; Mr. Havens—3,018 shares; Mr. O’Dell—3,018 shares; Mr. Sevier—3,018 shares; Mr. Hecker—6,000 shares; and Mr. Weishaar—4,200 shares.

(2)	Based on 3,621,875 shares of Company common stock outstanding and entitled to vote as of the close of business on September 22, 2009.
(3)
The ESOP trustee, Pentegra Retirement Services, votes all allocated shares in accordance with the instructions of the ESOP participants.  Unallocated shares and shares for which no instructions have been received are voted by the ESOP trustee in the same ratio as participants directing the voting of allocated shares or, in the absence of such director, as directed by the Bank’s Board of Directors.  At September 22, 2009, 131,581 shares had been allocated under the ESOP.

(4)	Includes 20,954 shares held by Mr. Brant’s IRA, 4,103 shares held by his sons’ IRAs, 5,305 shares held by his sons and 7,500 shares held by a corporation controlled by Mr. Brant.
(5)
Includes 9,980 shares allocated under the ESOP, 17,502 shares held by a trust over which Mr. Giles has sole voting and dispositive power, 5,800 shares held by Mr. Giles’ IRA and 1,450 shares held by his spouse’s IRA.

(6)	Includes 136,403 shares held by a trust over which Mr. Havens has sole and dispositive power and 17,300 shares held by a corporation controlled by Mr. Havens.
(7)	Includes 30,000 shares held by Mr. O’Dell’s spouse’s trust and 336,286 shares held by a trust over which Mr. O’Dell has sole voting and dispositive power.
(8)	Includes 17,462 shares held by Mr. Sevier’s spouse’s IRA, 38,847 shares held by his IRA and 150,165 shares held by a trust over which Mr. Sevier has sole voting and dispositive power.
(9)	Includes 24,035 shares allocated under the ESOP and 970 shares held by Mr. Weishaar’s IRA.
(10)	Includes 5,877 shares allocated under the ESOP, 15,070 shares held by Mr. Hecker’s IRA and 11,283 shares held by his spouse’s IRA.

Certain Indebtedness and Transactions of Management

The Sarbanes-Oxley Act generally prohibits loans by the Company to its executive officers and directors.  However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by the Bank to its executive officers and directors in compliance with federal banking regulations.  Federal regulations require that all loans or extensions of credit to executive officers and directors of insured institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and must not involve more than the normal risk of repayment or present other unfavorable features.  The Bank is therefore prohibited from making any new loans or extensions of credit to executive officers and directors at different rates or terms than those offered to the general public, except for loans made pursuant to programs generally available to all employees.  Notwithstanding this rule, federal regulations permit the Bank to make loans to executive officers and directors at reduced interest rates if the loan is made under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee.  No loans are outstanding to directors or executive officers at reduced rates or other preferential terms under such a company-wide program.  Furthermore, all loans to such persons must be approved in advance by a disinterested majority of the Board of Directors.  At September 22, 2009, the record date, the Bank had $128,000 in loans outstanding to directors and executive officers.  All such loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than the normal risk of collectibility or present other unfavorable features.

Additionally, pursuant to the Company’s Audit Committee Charter, it is the responsibility of the Company’s Audit Committee to review all related party transactions (i.e., transactions required to be disclosed under SEC Regulation S-K, Item 404) for potential conflict of interest situations on an ongoing basis and to determine whether to approve such transactions.  The Company’s Code of Ethics and Business Conduct also provides that all executive officers and directors must disclose any private interest that presents the possibility of conflicts of interest with the Company or the Bank.

Prior to commencement of the Offer, neither the Company nor any executive officer, director, affiliate or subsidiary of the Company or any subsidiary, or any of the Company’s pension, profit sharing or similar plan, has engaged in any transaction in the Company’s common stock during the past sixty days.

Summary Consolidated Financial Information

The following tables set forth certain summary historical consolidated financial information for the Company and its subsidiaries for the years ended September 30, 2008 and 2007 and the nine months ended June 30, 2009 and 2008. This summary financial information has been derived from, and should be read in conjunction with, our audited consolidated financial statements as of, and for, the years ended September 30, 2008 and 2007, which are incorporated herein by reference to our Annual Report on Form 10-K for the year ended September 30, 2008, and our unaudited consolidated financial information as of, and for the three and nine months ended, June 30, 2009 and 2008, which is incorporated herein by reference to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009. We do not anticipate that the cost of this Offer will have a material effect on the summary financial information presented below.

Summary of Financial Information:

	June 30, 2009	September 30, 2008	September 30, 2007
	(Dollars in thousands)
Assets:
Total cash and cash equivalents	$12,110	8,085	9,042
Total investment securities	33,825	40,043	67,260
Loans	302,346	259,346	235,319
Less: Allowance for loan losses	2,804	2,633	3,011
Net loans	299,542	256,713	232,308
Loans held for sale	4,018	877	719
Related estate owned	3,819	4,936	1,676
Premises and equipment, net	12,815	9,790	8,745
Goodwill	1,192	—	—
Other assets	16,922	15,741	13,436
Total assets	$384,243	336,185	333,186

Liabilities and Shareholders’ Equity:
Total deposits	$279,576	219,764	252,305
Other liabilities	61,407	72,412	30,686
Total liabilities	340,983	292,176	282,991

Total shareholders’ equity	43,260	44,009	50,195
Total liabilities and shareholders’ equity	$384,243	336,185	333,186

Summary Statements of Operations:

	Nine Months Ended June 30,		Year Ended September 30,
	2009	2008	2008	2007
	(Dollars in thousands, except per share data)

Total interest and dividend income	$14,731	15,482	20,156	20,563
Total interest expense	5,188	7,448	9,384	10,494
Net interest income	9,543	8,034	10,772	10,069
Provision for loan losses	791	1,623	1,881	602
Total non-interest income	1,585	1,531	2,124	1,477
Total non-interest expense	8,333	6,174	8,387	8,046
Total income tax expense	553	460	706	954
Net Income	$1,451	1,308	1,922	1,944
Basic earnings per share of common stock	$0.40	0.32	0.48	0.42
Diluted earnings per share of common stock	$0.40	0.32	0.47	0.42
Book value per common share	$11.94	11.18	11.18	10.54

Selected Financial Ratios and Other Data:

	Year Ended September 30,
	2008	2007
Return on assets (net earnings divided by average total assets)	0.57%	0.63%
Return on equity (net earnings divided by average equity)	4.18	3.94
Tangible-equity-to-assets ratio (1)	13.61	16.00
Interest rate spread	3.25	2.97
Net interest margin (2)	3.47	3.47
Non-performing loans to total loans	3.20	1.47
Non-performing assets to total assets (3)	3.91	1.53
Allowance for loan losses to total loans	0.94	1.13
Allowance for loan losses to non-performing loans	32.04	87.98
Net charge-offs to average loans	0.91	(0.12)
Non-interest expense to average assets	2.49	2.61
Average interest-earning assets to average interest bearing liabilities	107.28	113.88

(1)	Represents average equity divided by average total assets.
(2)	Represents net interest income divided by average interest earning assets.
(3)	Includes non-performing loans and real estate owned.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this Offer to Purchase, which means that we can disclose important information to you by referring you to another document filed by the Company with the SEC under the Exchange Act. The information incorporated by reference is deemed to be a part of this Offer to Purchase, except for any information specifically superseded by information in this Offer to Purchase. We have filed our Annual Report on Form 10-K for the fiscal year ended September 30, 2008 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 with the SEC, and applicable portions of these reports are incorporated by reference in this Offer to Purchase.  In addition, the contents of all reports and other documents filed by us with the SEC from the date of this Offer to Purchase to the expiration of the Offer are also incorporated by reference in this Offer to Purchase.

No person is authorized to give any information or represent anything not contained in this Offer to Purchase. The information contained in this Offer to Purchase, as well as any reported information we file with the SEC, is only current as of the date of that information. Our business, financial condition, results of operation and prospects may have changed since that date.

ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed a transaction statement on Schedule 13E-3 with the SEC relating to this Offer. You may read and copy this or any other report or information that we file with the SEC at the SEC’s public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also receive copies of these documents upon payment of the SEC’s customary fees by writing to the SEC’s public reference section at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the commercial document retrieval services at the SEC’s website: www.sec.gov.

Questions concerning this Offer or the tender procedures and requests for assistance may be directed to the Information Agent at the telephone number listed below. Additional copies of this Offer to Purchase, Letter of Transmittal or other tender offer materials may be obtained from the Information Agent. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning this Offer. The Letter of Transmittal, certificates for shares and any other required documents should be sent or delivered by the shareholder or the shareholder’s broker, dealer, bank, trust company or other nominee to the Depositary at the address listed below.

The Depositary for this Offer is:	The Information Agent for this Offer is:

Registrar and Transfer Company	Liberty Bancorp, Inc.
10 Commerce Drive	16 West Franklin
Cranford, New Jersey 07016	Liberty, Missouri 64068
Phone: (800) 368-5948	Attn: Marc J. Weishaar, Chief Financial Officer
Fax: (908) 497-2311	Phone: (816) 792-6611 Fax: (816) 781-6851 E-mail: marc.weishaar@banklibertykc.com

Liberty Bancorp, Inc.
16 West Franklin
Liberty, Missouri 64068
(816) 781-4822